



Eric B. Delisle · 2nd

Building the ultimate all-in-one Business cloud platform | CEO at Bloomstack | Accepting investors on Wefunder | Lifelong Entrepreneur, multiple exits

Talks about #india, #technology, #cannabisbusiness, #knowledgesharing, and #entrepreneuership

Orlando, Florida, United States · Contact info

1,557 followers · 500+ connections

 **Bloomstack**

 **University of Central Florida**

Experience



Founder and CEO
Bloomstack · Full-time
Jul 2018 - Present · 3 yrs 8 mos
Orlando, Florida Area

Bloomstack™ is the Ultimate Business Cloud Platform for Cannabis Operators to stay Compliant, operationally efficient, and generally DE-RISK their investment with Bloomstack's platform. Visit our website to view an open demo of our entire platform to see the future of canna-business tools online. ...see more

 



CEO
ICLOAK Inc.
Nov 2014 - Jul 2018 · 3 yrs 9 mos
Orlando, Florida Area

ICLOAK™ develops easy to use tools to help people protect themselves and their privacy from cyber criminals, government spying, and big data companies who are all doing everything they can to watch every move a person makes online and offline. ...see more

     



CEO
DigiThinkIt Inc.
Aug 2011 - Jul 2018 · 7 yrs
Orlando, Florida Area

DigiThinkIT is a software development and consulting firm that focuses on delivering custom integrated solutions to solve specific business challenges from website development to backend integrations, ERP (ERPNext), CRM, BPA, eCommerce, and mobile device solutions.

     



Clinical Professor
University of Central Florida
Sep 2017 - Dec 2017 · 4 mos
Orlando, Florida Area

Taught "New Venture Implementation" (ENT 4014) during the Fall 2017 Semester. I was tasked with developing a curriculum from scratch and took the opportunity to deliver an enormous amount of real world knowledge to help these university students get a head start.



Director and CoFounder
Behind the Story, Inc.
Jun 2012 - Jun 2015 · 3 yrs 1 mo
Greater Los Angeles Area

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